[Wachtell, Lipton, Rosen & Katz Letterhead]

May 9, 2022

VIA EDGAR SUBMISSION

Daniel Duchovny

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	Cornerstone Building Brands, Inc.

Schedule 13E-3 filed by Cornerstone Building Brands, Inc., Camelot Return Merger Sub, Inc., and Camelot Return Intermediate Holdings, LLC

Filed April 7, 2022

File No. 005-43166

Preliminary Proxy Statement on Schedule 14A

Filed April 7, 2022

File No. 001-14315

Mr. Duchovny:

On behalf of our client, Cornerstone Building Brands, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 2, 2022, with respect to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Company is concurrently submitting to the Staff its Amendment No. 1 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”) and Amendment No. 1 to the Proxy Statement (“Proxy Statement Amendment No. 1”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Proxy Statement Amendment No. 1. All references to page numbers in these responses are to the pages of Schedule 13E-3 Amendment No. 1 or Proxy Statement Amendment No. 1, as applicable.

U.S. Securities and Exchange Commission

May 9, 2022

Schedule 13E-3

General, page i

1.	Please include the CD&R Funds, CD&R Stockholders and the CD&R Entities (other than Parent and Merger Sub) as filing persons in the Schedule 13E-3. Alternatively, provide us with a legal analysis in support of your apparent conclusion that such persons should not be identified as additional filing persons. We note the CD&R Entities have disclosed a fairness determination elsewhere in the proxy statement.

Response: In response to the Staff’s comment, Schedule 13E-3 Amendment No. 1 has been revised to include additional CD&R Entities as filing persons.

2.	We note the disclosure in the Background of the Merger section referring to various events of interaction between the CD&R entities and the company and that none of those events resulted in the filing of an amendment to the Schedule 13D filed by any of the CD&R entities. Please advise us why the CD&R entities did not file an amendment to report a change in their plans for the company shares in “the summer of 2019,” on September 16, 2021, on November 12 and 22, 2021 (the earlier instance coupled with an indication that CD&R was interested in contacting financing sources) and continuing until February 14, 2022 in connection with its expressions of interest in and negotiations for an acquisition of the company’s shares not already owned by CD&R.

Response: The following response has been provided to us for inclusion herein by counsel to CD&R.

In response to the Staff’s comment, CD&R respectfully submits that the amendment of CD&R’s Schedule 13D on February 14, 2022 was timely made in accordance with Rule 13d-2(a). Prior to February 14, 2022, CD&R had not formed – and indeed, could not have formed – a plan or proposal to proceed with an acquisition of the Company, and accordingly, no material change occurred that would have required CD&R to amend the Schedule 13D previously filed by CD&R. As noted throughout the Background of the Merger (and discussed below), all of the discussions between representatives of CD&R and the Company prior to the submission of a proposal on February 13, 2022 were of an exploratory and preliminary nature, and were designed to assess the potential viability of a transaction in light of the strict limitations on CD&R described below. Before CD&R could formulate an actionable plan, CD&R would first need a waiver from the Board of Directors of the Company, as well as two separate internal approvals. As a result, CD&R had not formulated, and could not have formulated, a plan or proposal to acquire the Company at the time of those exploratory discussions.

CD&R is party to a stockholders agreement1 with the Company, dated as of November 16, 2018, which contains a standstill provision that, among other things, expressly prohibits CD&R from making any offer or proposal to acquire the Company and from taking actions that would result in any public disclosure with respect to a potential acquisition of the Company without the prior approval of a majority of directors that are unaffiliated with CD&R (which consent could be withheld by such directors in their sole discretion). In particular, Section 3.3 of the stockholders agreement provides (in relevant part) that CD&R cannot, (i) “offer or propose to acquire … in any manner (including by means of merger, consolidation, reorganization, recapitalization or otherwise)” beneficial ownership of additional shares of the Company’s stock or (ii) “make any public announcement, proposal or offer with respect to” a merger or other similar transaction with respect to the Company.

1              See Stockholders Agreement, dated as of November 16, 2018, by and among the Company, Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC, and AIC Finance Partnership, L.P. The Stockholders Agreement is filed as Exhibit 4.13 to the Company’s latest 10-K.

U.S. Securities and Exchange Commission

May 9, 2022

Until a waiver of the relevant standstill provisions in the stockholders agreement was obtained, the making of any offer or proposal relating to any potential acquisition of the Company by CD&R was impossible, and as a result, no plans or proposals relating to such matters could have been formulated. In addition, the standstill provisions contain an additional contractual legal prohibition on CD&R from taking any action that would require amendment of its Schedule 13D until the applicable directors of the Company granted the required waiver, providing another limitation on CD&R formulating a plan or proposal that would require such an amendment. As a result, CD&R was powerless to pursue any transaction involving the Company without the Company’s prior consent and had no ability to know whether the Company would even allow CD&R to submit a proposal, much less whether a transaction was probable (or even possible).

Disclosing the details of CD&R’s exploratory discussions at an earlier time would have been materially misleading to investors in light of the significant uncertainty as to whether such exploratory discussions with the Company regarding a potential acquisition transaction would lead to the Company allowing CD&R to submit a proposal and, assuming the Company did permit CD&R to make such a proposal, whether any such proposal would be made, and even if a proposal was made, whether it would result in a transaction. In addition, CD&R believes that premature disclosure that CD&R and the Company were considering and evaluating the possibility of an acquisition transaction would have been materially misleading to investors by inappropriately raising their expectation that such transaction was forthcoming. Courts have also cautioned Schedule 13D filers against “overstat[ing] the definiteness of [their] plans.” Vladimir v. Bioenvision Inc., 606 F. Supp. 2d 473, 495 (S.D.N.Y. 2009) (quoting Elec. Specialty Co. v. Int’l Controls Corp., 409 F.2d 937, 948 (2d Cir. 1969)); see also, e.g., Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995) (noting risk of overstating definiteness and holding that “tentative” or “inchoate” plans need not be disclosed); Purolator, Inc. v. Tiger Int’l, Inc., 510 F. Supp. 554, 556 (D.D.C. 1981) (“Disclosure of indefinite plans does not serve the purposes of 13(d) and, indeed, may actually mislead investors.”).

We note that the Staff’s comment notes that CD&R had expressed interest in contacting financing sources on September 16, 2021. The request for those discussions, and the substance of the permitted discussions, were similarly of an exploratory and preliminary nature. The sole purpose (and only permitted scope) of these preliminary discussions was to obtain a better understanding of the feasibility of obtaining financing so that CD&R could make a more informed submission to the applicable directors to allow them to consider whether or not they were prepared to grant the waiver of the standstill restrictions. The determination of whether a transaction could potentially be viable was an important preliminary consideration for the directors, particularly in light of the heightened market volatility during this period. These discussions were not intended to, nor did they result in, CD&R procuring any financing commitments, and no such commitments were discussed or requested. In fact, the debt financing for the transaction was ultimately obtained from 12 different institutions, and not until much later in the process (with the terms being finalized on the day prior to the entry into the merger agreement).

In addition, CD&R needed to obtain two separate internal approvals before exploratory discussions could be converted into an actionable plan by CD&R: (i) investment committee approval; and (ii) approval from its limited partner advisory committee. At the time of the discussions identified in the Staff’s comment, CD&R had not received either approval.

CD&R respectfully submits that its view regarding the propriety of the timing of its Schedule 13D amendment is supported by case law addressing Schedule 13D disclosure obligations. Rule 13d-2(a) states that once a Schedule 13D is filed, the schedule only needs to be amended “[i]f any material change occurs in the facts set forth in the Schedule 13D.” The term “material” is not defined in Regulation 13D or elsewhere in the U.S. securities laws. Based on relevant case law, including the U.S. Supreme Court decision in Basic Inc. v. Levinson, 485 U.S. 224 (1988), whether merger discussions and negotiations are material, and therefore ripe for disclosure, requires an assessment of the probability that the transaction will be completed and the magnitude of the potential transaction. In addition, in Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995), the Second Circuit affirmed the lower court decision of then Judge Sotomayor in which she stated that §13(d) of the Securities Exchange Act of 1934 does not require a party filing a Schedule 13D statement to disclose preliminary considerations or exploratory work and that it only requires disclosure of definite plans.

For these reasons, CD&R did not form a plan or proposal, and its exploratory discussions did not constitute a material change that would have obligated CD&R to amend its Schedule 13D prior to February 14, 2022, the first business day after CD&R obtained the limited waiver of its standstill restrictions. Until such waiver was obtained, the transaction was not possible, let alone probable. Given the significant uncertainty as to whether such exploratory discussions with the Company regarding a potential acquisition transaction would actually lead to any such transaction, disclosing the details of CD&R’s exploratory discussions prior to February 14, 2022 would have been materially misleading to investors.

U.S. Securities and Exchange Commission
May 9, 2022

Preliminary Proxy Statement

Summary Term Sheet, page 1

3.	Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction and avoiding duplication of information. Refer to Item 1001 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 through 14 of Proxy Statement Amendment No. 1.

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 23

4.	We note that the Special Committee considered the analyses and conclusion underlying the Centerview opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board, on behalf of Cornerstone Building Brands, Inc., ultimately adopted the Centerview analyses and opinion as their own. Alternatively, please briefly explain to us why the issuer has satisfied its obligation to disclose the material factors upon which its fairness determination is based.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the disclosure obligation under Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A, and believes that it has satisfied such obligation for the reasons described below. Specifically, the Company respectfully advises the Staff that the disclosure on pages 23 through 30 of Proxy Statement Amendment No. 1 under the heading “Reasons for the Merger; Recommendation of the Board; Fairness of the Merger” reflects all of the material factors upon which the Special Committee’s and the Board’s fairness determination was based, including, to the extent applicable, those set forth under paragraphs (c), (d) and (e) of and Instruction 2 to Item 1014 of Regulation M-A. Additionally, the Company respectfully notes for the Staff’s attention that the disclosure on page 39 of Proxy Statement Amendment No. 1 makes clear that Centerview’s fairness opinion was only one of many factors taken into consideration by the Special Committee in its evaluation of the merger and the other transactions contemplated by the merger agreement.

The Company acknowledges the Staff’s citation to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), and respectfully advises the Staff that in light of the discussion in Proxy Statement Amendment No. 1 of the material factors considered by the Special Committee, as described above, the Company does not believe that the Special Committee is required to expressly adopt Centerview’s analysis of the factors in order to satisfy the requirements of Item 8 of Schedule 13E-3. Specifically, Question 20 relates to the discussion of material factors considered by the Issuer, which we have provided in full on pages 23 through 30 of Proxy Statement Amendment No. 1 under the heading “Reasons for the Merger; Recommendation of the Board; Fairness of the Merger,” but Question 20 does not say that an Issuer must adopt the factors that underlie an expert’s report that itself is one of many factors considered by the Issuer. This is a confusion of differing uses of the word “factor.” In other words, the fact that one factor in the Special Committee’s assessment of the overall fairness of the transaction (Centerview’s opinion) itself has underlying factors does not mean that the Special Committee is required to adopt those factors-of-a-factor. Put otherwise, Proxy Statement Amendment No. 1 fully analyzes the factors from the point of view of the Special Committee and the Board, and does not does not avoid the responsibility to fully disclose and analyze those factors by referencing a list or analysis of factors contained in someone else’s report. It is this latter concern – which concern is not present in our filing – that Question 20 is meant to address. Accordingly, we believe we have fully complied with our disclosure obligations under Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A.

5.	We note that the Selected Precedent Transaction analysis resulted in a price range higher than the current transaction price. Revise your disclosure to describe how the Special Committee, and ultimately the board, considered, on behalf of the issuer, the results of this analysis in their evaluation of the fairness of the transaction.

Response: Reference is made to the response to comment 9 below. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 24 of Proxy Statement Amendment No. 1 to provide additional explanation that the Special Committee understood that Centerview’s opinion was based on a totality of factors, and that the result or implication of any one particular analysis by Centerview was not dispositive.

U.S. Securities and Exchange Commission
May 9, 2022

Position of the CD&R Entities as to the Fairness of the Merger, page 30

6.	Please revise your disclosure here and elsewhere in the proxy statement referring to filing persons that “may be deemed” to be engaged in a going private transaction to remove the uncertainty. Given that Rule 13e-3 only applies to issuers and affiliates engaged in a Rule 13e-3 transaction, the filing persons may not disclaim responsibility for having made the Schedule 13E-3 filing without contradicting the terms of the rule. Please revise to remove the implication that Rule 13e-3 may not apply to the filing persons.

Response: In response to the Staff’s comment, the disclosure on pages 3, 30 and 41 of Proxy Statement Amendment No. 1 has been revised.

Opinion of Centerview Partners LLC, page 33

7.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise value and EBITDA for each comparable company, and (ii) the enterprise value and LTM EBITDA for each selected comparable transaction.

Response: In response to the Staff’s comment, the disclosure on pages 36 and 37 of Proxy Statement Amendment No. 1 has been revised.

8.	With respect to the Discounted Cash Flow analysis, disclose the basis for the discount rates and perpetuity growth rates used by Centerview.

Response: In response to the Staff’s comment, the disclosure on page 38 of Proxy Statement Amendment No. 1 has been revised.

9.	Revise the disclosure about the Selected Precedent Transaction analysis to explain how this analysis was supportive of Centerview’s fairness opinion given that the range of results starts at a higher per share price than the current transaction price.

Response: In response to the Staff’s comment, the disclosure on page 38 of Proxy Statement Amendment No. 1 has been revised.

10.	Revise your disclosure to include a summary of all of Centerview's presentations. See Item 1015(b) of Regulation M-A which, by its terms, requires disclosure of "each report, opinion or appraisal described in response to paragraph (a)" of Item 1015 of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 40 of Proxy Statement Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
May 9, 2022

Unaudited Prospective Financial Information of the Company, page 44

11.	Please revise to include the full projections instead of a summary for each set of projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 through 47 of Proxy Statement Amendment No. 1 to include, where provided to the Special Committee, earnings before interest and taxes (“EBIT”) for each year in the applicable projections period. The Company respectfully advises the Staff that, with this revision, the Company has disclosed all material line items in the projections that were shared with the Special Committee and used by Centerview for purposes of its discounted cash flow (“DCF”) analyses. The Company believes that it is customary to disclose only the most material line items, and particularly those that are relevant to DCF analyses, for reference by shareholders in merger proxy statements.

We note for the Staff that neither EBIT nor net operating profit after tax have been included for the Preliminarily Presented Projections because such metrics were not included in the Preliminarily Presented Projections presented to the Special Committee in October 2021 nor in the upside and base case portions of the Preliminarily Presented Projections provided to CD&R.

Interests of Executive Officers and Directors of the Company in the Merger, page 50

12.	Disclose the proceeds to be received by each executive officer and each director for any shares of common stock as a result of the transaction.

Response: In response to the Staff’s comment, the disclosure on page 52 of Proxy Statement Amendment No. 1 has been revised.

Incorporation of Certain Documents by Reference, page 123

13.	Schedule 13E-3 does not specifically permit general “forward incorporation” of documents to be filed in the future. Accordingly, please revise to indicate that the filing persons will amend their document to specifically list any such filings so sought to be incorporated by reference.

Response: In response to the Staff’s comment, the disclosure on page 123 of Proxy Statement Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
May 9, 2022

Exhibits

14.	Please refile all of the Centerview presentations to remove the tag "confidential" from the top of each page, or, alternatively, please include prominent disclosure that removes any implication that shareholders are ineligible to rely upon the information contained in those presentations. Also, refile exhibits (c)(7) and (c)(8) to unredact the information about parties contacted by Centerview. Alternatively, you may file a confidential treatment request.

Response: In response to the Staff’s comment, all of the Centerview presentations have been refiled to remove the tag “confidential” from the top of each page. In addition, exhibits (c)(7) and (c)(8) have been refiled to unredact the information about parties contacted by Centerview.

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U.S. Securities and Exchange Commission
May 9, 2022

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1343 or MGordon@wlrk.com.

Very truly yours,
/s/ Mark Gordon
Mark Gordon

cc:	Alena Brenner, Executive Vice President, General Counsel and Corporate Secretary, Cornerstone Building Brands, Inc. Frank J. Aquila, Sullivan & Cromwell LLP

Melissa Sawyer, Sullivan & Cromwell LLP

Rima Simson, Vice President, Treasurer and Secretary, Camelot Return Intermediate
Holdings, LLC and Camelot Return Merger Sub, Inc.
Daniel Wolf, P.C., Kirkland & Ellis LLP

David Klein, P.C., Kirkland & Ellis LLP

Lukas Richards, Kirkland & Ellis LLP
Richard Campbell, P.C., Kirkland & Ellis LLP

Kevin Mausert, P.C., Kirkland & Ellis LLP